As filed with the Securities and Exchange Commission on December 8, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE JONES FINANCIAL COMPANIES, L.L.L.P.
(Exact name of registrant as specified in its charter)

Missouri	12555 Manchester Road St. Louis, Missouri 63131 (314) 515-2000	43-1450818
(State or other jurisdiction of incorporation or organization)	(Address of Principal Executive Offices)	(I.R.S. Employer Identification No.)

2021 Employee Limited Partnership Interest Purchase Plan of
The Jones Financial Companies, L.L.L.P.
(Full title of the plan)

Chris Lewis, Esq.
The Jones Financial Companies, L.L.L.P.
12555 Manchester Road
St. Louis, Missouri 63131
(314) 515-2000
(Name, address and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Brent R. Trame, Esq.
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101
Telephone: (314) 552-6000
Facsimile: (314) 552-7000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Limited Partnership Interests	700,000	$1,000	$700,000,000	$64,890

(1)   Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement on Form S-8 (this "Registration Statement") also covers such additional limited partnership interests of The Jones Financial Companies, L.L.L.P., a Missouri limited liability limited partnership (the "Registrant"), as may become issuable pursuant to the anti-dilution provisions of the employee benefit plan. In accordance with Rule 457(h)(2) under the Securities Act, no separate fee calculation is required for such interests.

The undersigned Registrant hereby files this Registration Statement to register 700,000 units of the Registrant's limited partnership interests for issuance to participants under the 2021 Employee Limited Partnership Interest Purchase Plan of The Jones Financial Companies, L.L.L.P. (the "Plan").

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. <u>Incorporation of Certain Documents by Reference</u>.

The following documents filed by the Registrant with the Securities and Exchange Commission (the "SEC") are incorporated herein by reference:

(a) The Registrant's Annual Report on Form 10-K for the year ended December 31, 2020, filed March 12, 2021;

(b) The Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 26, 2021, June 25, 2021 and September 24, 2021 filed May 7, 2021, August 6, 2021 and November 5, 2021, respectively;

(c) The Registrant's Current Reports on Form 8-K (specifically excluding the information furnished under Items 2.02 and any exhibits furnished thereto), filed January 13, 2021, June 8, 2021, September 7, 2021, October 4, 2021, and December 8, 2021; and

(d) The description of the Registrant's limited partnership interests set forth in the Registrant's Registration Statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any amendments or reports filed for the purpose of updating such description.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be made a part hereof from the date of filing of such documents. Any statements contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in a subsequently filed document incorporated herein by reference modifies or supersedes such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. <u>Description of Securities</u>.

The securities to be offered are registered under Section 12 of the Exchange Act.

Item 5. <u>Interests of Named Experts and Counsel</u>.

Not applicable.

Item 6. <u>Indemnification of Directors and Officers</u>.

As general partners in a registered limited liability limited partnership, Missouri law provides that the Registrant's officers shall not be liable or accountable, directly or indirectly, including by way of indemnification, contribution, assessment or otherwise, for any debts, obligations and liabilities of, or chargeable to, the Registrant or its general partners, whether in tort, contract or otherwise, which are incurred, created or assumed by the Registrant while the Registrant is a registered limited liability limited partnership; provided, however, that this liability limitation does not affect the liability of the officers for: (i) such officer's own negligence, wrongful acts, omissions, misconduct or malpractice; (ii) such officer's liability for any taxes or fees administered by the department of revenue; (iii) any liabilities owed as determined by the division of employment security; and (iv) any local taxes.

Pursuant to the Registrant's Twenty-First Amended and Restated Agreement of Registered Limited Liability Limited Partnership dated as of September 1, 2021(the "Partnership Agreement"):

(a) The Registrant's officers are not liable to the Registrant or any other person for any losses or damages (including reasonable legal and experts' fees, costs and expenses) arising from any and all claims, whether civil, criminal, administrative or investigative, incurred by reason of any act or omission performed or omitted by such officer on behalf of the Registrant or failure to act (even if such action, omission or failure to act constituted negligence on such officer's part) on behalf of the Registrant; provided, however, that the provision in the Partnership Agreement does not limit the liability of such officer (i) for fraud, (ii) acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of law or which were grossly negligent, or (iii) for any transaction in which such officer derived improper personal benefit.

(b) To the fullest extent permitted under applicable law, the Registrant must indemnify, defend and hold each officer harmless from and against any and all claims brought against such party arising out of or in connection to acts or omissions performed in connection with the business of the Registrant, and will indemnify and hold each such officer harmless from and against all resulting awards, settlements, damages liabilities, fines, costs and expenses (including reimbursement of reasonable attorneys' and experts' fees and court costs), to the extent that such claim results from or is attributable to acts or omissions performed or omitted to be performed by such officer unless such act was not: (i) in good faith on behalf of the Registrant, (ii) in a manner reasonably believed by such officer to be within the scope of the authority granted to him/her by the Partnership Agreement, nor (iii) in the best interests of the Registrant; provided, however, the Registrant will have no indemnification obligation for claims to the extent directly attributable to acts or omissions of an officer that constitute (A) fraud, (B) acts or omissions of an officer not in subjective good faith or which involve intentional misconduct or a knowing violation of law or which were grossly negligent, or (C) for any transaction in which such officer derived improper personal benefit.

The Registrant's Directors, Officers and Corporate Liability/General Partners and Limited Partnership Liability Insurance Policy generally provides officers with a maximum of $50,000,000 aggregate coverage of, with certain exclusions and exceptions, defense costs, judgments, settlements, and damages for claims (a) of employment practice wrongful acts, (b) of any actual or alleged error, misstatement, or misleading statement, neglect or breach of duty committed, attempted or allegedly committed; (c) related to an omission or act in their capacity as an individual general partner; (d) against an officer solely by reason of their status as an individual general partner; and (e) against an officer in their capacity as director or officer of an outside entity if such service is at the request of the Registrant.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

See Exhibit Index.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	
4.1	Twenty-First Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated September 1, 2021, incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed September 7, 2021.
5.1*	Opinion of Thompson Coburn LLP as to the legality of the securities being registered.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Thompson Coburn LLP (included in Exhibit 5.1).
99.1*	2021 Employee Limited Partnership Interest Purchase Plan of The Jones Financial Companies, L.L.L.P.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Des Peres, State of Missouri, on December 8, 2021.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

By /s/ Penny Pennington
Penny Pennington
Managing Partner

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Penny Pennington Penny Pennington	Managing Partner (Principal Executive Officer)	December 8, 2021
/s/ Andrew T. Miedler Andrew T. Miedler	Chief Financial Officer (Principal Financial and Accounting Officer)	December 8, 2021

EXHIBIT 5.1

December 8, 2021

The Jones Financial Companies, L.L.L.P.
12555 Manchester Road
St. Louis, Missouri 63131-3729

Re: Registration Statement on Form S-8 for 700,000 limited partnership interests of The Jones Financial Companies, L.L.L.P., for issuance under the 2021 Employee Limited Partnership Interest Purchase Plan of The Jones Financial Companies, L.L.L.P.

Ladies and Gentlemen:

With reference to the Registration Statement on Form S-8 (the "Registration Statement") to be filed by The Jones Financial Companies, L.L.L.P., a Missouri limited liability limited partnership (the "Partnership"), on December 8, 2021, with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the proposed issuance by the Partnership of up to 700,000 limited partnership interests (the "Interests") pursuant to the 2021 Employee Limited Partnership Interest Purchase Plan of The Jones Financial Companies, L.L.L.P. (the "Plan"), we have examined such partnership records of the Partnership, such laws and such other information as we have deemed relevant, including the Partnership's Twenty-First Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated September 1, 2021, and statements we have received from officers and representatives of the Partnership. In delivering this opinion, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic or conformed copies, the authenticity of originals of all such latter documents, and the correctness of statements submitted to us by officers and representatives of the Partnership. Except to the extent expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of such facts and no inference as to our knowledge of the existence or absence of such facts should be drawn from our representation of the Partnership.

Based solely on the foregoing, we are of the opinion that the Interests to be issued by the Partnership pursuant to the Plan have been duly authorized and, when issued by the Partnership in accordance with the Plan, will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement as Exhibit 5.1.

Very truly yours,

/s/ THOMPSON COBURN LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of The Jones Financial Companies, L.L.L.P. of our report dated March 12, 2021 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in The Jones Financial Companies, L.L.L.P.'s Annual Report on Form 10-K for the year ended December 31, 2020.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 8, 2021

EXHIBIT 99.1

THE JONES FINANCIAL COMPANIES, L.L.L.P.

**2021 EMPLOYEE LIMITED PARTNERSHIP
INTEREST PURCHASE PLAN**

1. **Title**

    This plan (the "Plan") shall be known as the 2021 Employee Limited Partnership Interest Purchase Plan of The Jones Financial Companies, L.L.L.P (the "Partnership").

2. **Purpose**

    The primary purpose of the Plan is to provide incentives to attract, retain, compensate, and motivate "Employees" (as that term is defined in the instructions to Form S-8) of the Partnership and its Subsidiaries by offering them an opportunity to participate in the Partnership's future financial performance. Pursuant to the Plan, certain Employees ("Participants") may be granted an opportunity to acquire limited partnership interests ("Interests") in the Partnership (an "Award"). As used herein, "Subsidiaries" include any entity the Partnership wholly owns (directly or indirectly).

3. **Participants**

    Participants shall be selected by the Partnership.

4. **Interests Covered by the Plan**

    The total number of Interests covered by the Plan shall be 700,000. This number of Interests shall be adjusted to reflect any subsequent Interest splits, reverse Interest splits or similar matters affecting the number of outstanding Interests of the Partnership. Awards not exceeding this number may be granted to Participants by the Partnership. In the event any Award is canceled or expires, the Partnership may include such Interests in another Award. The rights, responsibilities and obligations related to the Interests are set forth in and governed by the Partnership's Twenty-First Amended and Restated Agreement of Registered Limited Liability Limited Partnership dated as of September 1, 2021, as may be amended or restated from time to time (the "Partnership Agreement").

5. **Awards - Description**

    Each Award shall represent the right to purchase that number of Interests described therein at and within the time period specified therein. Interests shall not be issued at the time the Award is granted, but only if and when the Participant exercises their right to purchase the Interests in accordance with the terms of the Award and this Plan. The purchase price of each full Interest shall be $1,000 payable by the Participant as provided in Section 7 of this Plan, with a minimum purchase of at least $5,000. Awards may be conditioned in any manner the Partnership may determine and set forth in the Award. Prior to exercise of an Award by a Participant, such Award may be canceled by the Partnership in its sole discretion.

6. **Awards - Granting**

    Awards may be granted as follows:

        (a) *Awards.* The Partnership will determine the Participants and establish the amount, duration and other terms, if any, of the Awards. In making its determination of who shall be Participants and the amount, duration and other terms of each Award, the Partnership shall take into account such factors as the Participant's level of responsibility, job performance, branch profitability, potential for growth, years of experience, level and types of compensation and such other factors as the Partnership deems relevant. Awards may be granted throughout the term of the Plan.

(b)   *Notice of Awards.* Upon granting of any Award by the Partnership, the Participant shall be advised as to the amount, duration and other terms of the Award.

7.   Payment by Participants; Additional Documentation

As designated in the Award, a Participant shall pay for the Interests awarded to such Participant in cash at and within the time period established by the Partnership for the exercise of such Award or such Participant shall forfeit their right to purchase such Interests. If a Participant is granted an Award under the Plan and elects to participate, such Participant will subscribe by executing and delivering a subscription agreement and power of attorney to the Partnership, each substantially in the form approved by the Partnership. Each Participant shall also execute such additional documents and take such further action as the Partnership may reasonably request.

8.   Purchase Date

After a Participant's funds are received by the Partnership, such funds will be used to purchase Interests from the Partnership on the date specified in the Award or as otherwise determined by the Partnership. Any Participant not already a limited partner of the Partnership will become a limited partner of the Partnership on the purchase date.

9.   Use of a Committee to Administer the Plan

A committee consisting of one or more general partners of the Partnership, which may include the Partnership's managing partner ("Managing Partner"), shall be appointed by the Managing Partner of the Partnership (the "Committee") to administer the Plan. Committee members shall serve at the pleasure of the Managing Partner.

The Committee shall have full power and authority to act on behalf of the Partnership in all matters related to the Plan, including, but not limited to, interpreting the Plan, establishing rules relating to the Plan which it deems appropriate, and making other determinations which it believes necessary and advisable for the proper administration of the Plan. Decisions of the Committee in matters relating to the Plan shall be final and conclusive. The Committee's determinations under the Plan, including, without limitation, determinations as to Participants or Awards, need not be uniform. Members of the Committee shall not be eligible to participate in the Plan.

10.   Costs of Administering the Plan

All costs and expenses of administering the Plan shall be borne by the Partnership.

11.   Amendments and Termination

The Partnership may amend the Plan at any time either retroactively or prospectively or terminate or suspend the Plan, any Participant's participation in the Plan, or any Award at any time for any reason.

12.   Non-Assignability

Awards are non-transferable and may not be assigned or pledged by any Participant at any time and no recognition shall be given to any attempt to assign any rights hereunder.

13.   Inception Date; End Date

The inception date of this Plan shall be December 8, 2021. The Plan will continue in effect until December 8, 2031, unless earlier terminated or extended by the Partnership.

14.   Choice of Law

The validity, construction and effect of the Plan and any actions relating to the Plan shall be determined in accordance with the laws of the State of Missouri without giving effect to any choice of law provisions.

15. Arbitration

BY PARTICIPATING IN THE PLAN, ALL PARTICIPANTS AGREE THAT ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS PLAN SHALL BE RESOLVED BY ARBITRATION AND WITHOUT RESORT TO LITIGATION IN COURT. ANY ARBITRATION PROCEEDINGS SHALL BE CONDUCTED IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION ("AAA") THEN IN EFFECT. THIS AGREEMENT TO ARBITRATE DISPUTES SHALL SURVIVE THE TERMINATION OF THE PLAN. THIS PROVISION SHALL IN NO WAY AFFECT OR IMPAIR THE PARTNERSHIP'S RIGHT TO OBTAIN EQUITABLE RELIEF FROM A COURT OF COMPETENT JURISDICTION, WHICH RELIEF MAY REMAIN IN FULL FORCE AND EFFECT PENDING THE OUTCOME OF ARBITRATION PROCEEDINGS.